Exhibit 99.3

EXECUTION VERSION

GUARANTEE

in respect of

5.500% Notes due 2015 (the “Security”)

For value received, Coca-Cola HBC AG, a company limited by shares (Aktiengesellschaft) under the laws of Switzerland (herein called the “Guarantor”, which term includes any successor Person under the Indenture, dated September 17, 2003, among Coca-Cola HBC Finance B.V. (the “Company”), Coca-Cola Hellenic Bottling Company S.A. and The Bank of New York (now known as The Bank of New York Mellon), as trustee, as amended and supplemented from time to time pursuant to the applicable provisions thereof (the “Indenture”)), hereby fully, unconditionally and irrevocably guarantees to the Holder of each Security and to the Trustee on behalf of each such Holder the due and punctual payment of the principal of, and interest on such Security and premium, if any, when and as the same shall become due and payable (subject to any period of grace provided with respect thereto), whether at the Stated Maturity, by declaration of acceleration, call for redemption or otherwise, according to the terms thereof and of the Indenture referred to therein.  In case of the failure of the Company (which term includes any successor Person under such Indenture), punctually to make any such payment of principal, or interest, or premium, if any, the Guarantor hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether at the Stated Maturity or by declaration of acceleration, call for redemption or otherwise, and as if such payment were made by the Company.

If any deduction or withholding for any present or future taxes, assessments or other governmental charges of Switzerland, the Hellenic Republic or The Netherlands, (including any political subdivision or taxing authority thereof or therein) shall at any time be required by such jurisdictions (or any such political subdivision or taxing authority thereof or therein) in respect of any amounts to be paid by the Guarantor relating to principal of or interest on this Guarantee, the Guarantor will pay as additional interest to the Holder of each Security such additional amounts, as may be necessary in order that the net amounts paid to such Holder pursuant to the terms of this Guarantee, after such deduction or withholding, shall be not less than such amounts as such Holder would otherwise be entitled to; provided, however, that such amounts in respect of any deduction or withholding for any present or future taxes, assessments or other governmental charges of the Hellenic Republic or The Netherlands (including any political subdivision or taxing authority thereof or therein) shall be payable only to Holders (a) that are not resident in the Hellenic Republic for purposes of its tax and that do not have a Greek Tax Registration number (AFM) and (b) that are not resident in The Netherlands for purposes of its tax; and provided, further, that the Guarantor shall not be required to make any payment of additional amounts for or on account of:

(1)         any tax, assessment or other governmental charge which would not have been imposed but for the existence of any present or former connection between such Holder (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of a power over, such Holder, if such Holder is an estate, trust, partnership or corporation) and the applicable jurisdiction, or any political subdivision or territory or possession thereof or therein or area subject to its jurisdiction, including, without limitation, such Holder (or such fiduciary, settlor, beneficiary, member, shareholder or possessor) being or having been a citizen or resident thereof or treated as a resident thereof or there having been present or engaged in trade or business therein or having or having had a permanent establishment therein,

(2)         any estate, inheritance, gift, sales, transfer, stamp, personal property or similar tax, assessment or other governmental charge,

(3)         any tax, assessment or other governmental charge which is payable other than by withholding from payments of (or in respect of) principal of, premium, if any or any interest on, the relevant Security,

(4)         any tax, assessment or other governmental charge required to be withheld by any Paying Agent from any payment of principal, premium, if any, or any interest on, this Security, if such payment can be made without such withholding by any other Paying Agent,

(5)         any tax, assessment or other governmental charge which would not have been imposed or withheld if such Holder had made a timely and accurate declaration of non-residence or other similar claim for exemption or present any applicable form or certificate, upon the making or presentation of which that Holder would either have been able to avoid such tax, assessment or charge or to obtain a refund of such tax, assessment or charge, including certification or documentation to the effect that such Holder or beneficial owner is not a resident and lacks other connections with the applicable jurisdiction or had made any other declaration or satisfied any other information requirements required to avoid such tax assessment or other governmental charge,

(6)         any tax, assessment or other governmental charge which would not have been imposed but for the presentation of the relevant Security (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof was duly provided for, whichever occurred later,

(7)         any payment under or with respect to any Security to any Holder that is a fiduciary or partnership or any Person other than the sole beneficial owner of such payment or this Security, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment or this Security would not have been entitled to the additional amounts had such beneficiary, settlor, member or beneficial owner been the actual Holder of this Security,

(8)         any withholding tax required to be deducted by the Company or the Guarantor from any amounts to be paid by Company or the Guarantor under the Securities or the Guarantees, as the case may be, pursuant to the European Union Directive on the taxation of savings implementing the conclusions of the European Council of Economic and Finance Ministers (“ECOFIN”) meeting on June 3, 2003, or any law implementing or complying with, or introduced in order to conform to, such Directive, or

(9)         any combination of the items (1), (2), (3), (4), (5), (6), (7) and (8) above.

The Guarantor hereby agrees that its obligations hereunder shall be as if it were principal debtor and not merely surety, and shall be absolute, full unconditional and irrevocable, and without limiting the generality of the foregoing, shall be unaffected by, any invalidity, irregularity or unenforceability of any Security or such Indenture, any failure to enforce the provisions of any Security or such Indenture, or any waiver, modification or indulgence granted to the Company with respect thereto, by the Holder of any Security or the Trustee or any other circumstance which may otherwise constitute a legal or equitable discharge of a surety or guarantor; provided however, that, notwithstanding the foregoing, no such waiver, modification or indulgence shall, without the consent of the Guarantor, increase the principal amount of such Security, or increase the interest rate thereon, or increase any premium payable upon redemption thereof.  The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of a merger or bankruptcy of the Company, any right to require a proceeding first against the Company, protest or notice with respect to any Security or the indebtedness evidenced thereby or with respect to any premium required under such Security and all demands whatsoever, and covenants that this Guarantee will not be discharged except by payment in full of the principal of, interest on, and premium, if any, of such Security.  This is a guarantee of payment and not of collection.

The Guarantor shall be subrogated to all rights of the Holder of any Security and the Trustee against the Company in respect of any amounts paid to such Holder by the Guarantor in respect of such Security pursuant to the provisions of this Guarantee, provided, however, that the Guarantor shall not be entitled to enforce, or to receive any payments arising out of or based upon, such right of subrogation until the principal of, interest on, and premium, if any, of all Securities of the same series issued under such Indenture shall have been paid in full.

No reference herein to such Indenture and no provision of this Guarantee or of such Indenture shall alter or impair the guarantee of the Guarantor, which is absolute, full, unconditional and irrevocable, of the due and punctual payment of the principal of, interest on, and  premium, if any, with respect to, the Security upon which this Guarantee is endorsed.

All terms used in this Guarantee which are defined in such Indenture shall have the meanings assigned to them in such Indenture.

The Guarantee shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the Guarantor has caused this Guarantee to be signed by a person duly authorized in that behalf.

Dated:     June 18, 2013

COCA-COLA HBC AG, as Guarantor

By:	/s/ B.H.O. Jansen

Name: B.H.O. Jansen

Title: Authorized Signatory

By:	/s/ Nikolaos Mamoulis

Name: Nikolaos Mamoulis

Title: Authorized Signatory

[Guarantee in respect of 5.500% Notes due 2015]